

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Jay C. Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation
9380 Carroll Park Drive
San Diego California 92121

> **Re:**   **Peregrine Semiconductor Corporation**
> **Registration Statement on Form S-1**
> **Amended March 15, 2011**
> **File No. 333-170711**

Dear Mr. Biskupski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 1. So readers can understand from context what specific features or aspects of a circuit the terms "parasitic capacitance" and "broadband linearity" address, please expand your disclosure to describe briefly the substance of the first two sentences of the second paragraph of your response regarding parasitic capacitance. Also explain what "broadband linearity" means and how it relates to network efficiency.

<u>Annual Cash Incentive Bonuses, page 89</u>

2.   Regarding your response to prior comment 5:

- Please expand your response to demonstrate that disclosure of the objectives *would* cause you competitive harm, using the same standard as you would use when requesting confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406.

- Please expand the disclosure in the second sentence on page 91 to describe more specifically how difficult or how likely it would be to achieve the target levels. See Instruction 4 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile):   Gari L. Cheever, Esq.
                       Gunderson Dettemer Stough Villeneuve Franklin & Hachigian, LLP